September 17, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Office of Filings, Information & Consumer Services

Re:	Munder Series Trust (the “Registrant”)
(Registration No. 333-183785)
Registration Statement on Form N-14

Ladies and Gentlemen:

Registrant hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of the Registrant’s Registration Statement on Form N-14 (“N-14”) which was filed as EDGAR submission type N-14 with Securities and Exchange Commission on September 7, 2012 (Accession No. 0001104659-12-062311) for the purpose of a proposed reorganization in which the Munder International Fund-Core Equity, a series of the Trust, will acquire all of the assets of the Munder International Equity Fund, also a series of the Trust, in exchange for shares of the Munder International Fund-Core Equity and the assumption by the Munder International Fund-Core Equity of the liabilities of the Munder International Equity Fund (“Reorganization”).

The N-14 is being withdrawn and the N-14 is being refiled based on a comment received from Edward Bartz of the Securities and Exchange Commission on September 14, 2012 to make a technical correction to the consent from Ernst & Young LLP.

No securities were sold, or will be sold, pursuant to the Registration Statement.

Please contact Philip T. Hinkle of Dechert LLP at 202.261.3460 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes
Assistant Secretary, Munder Funds

Enclosures

cc:	A. Eisenbeis